Exhibit 1.01

Conflict Minerals Report of Pacific Biosciences of California, Inc.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This is the Conflict Minerals Report (“CMR”) of Pacific Biosciences of California, Inc. (“PACB” or the “Company”) for the reporting period January 1, 2025 to December 31, 2025 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals referred to as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives which include tantalum, tin, and tungsten. Tantalum, tin, tungsten and gold are collectively referred to as the “3TG Minerals”. The “Covered Countries” for purposes of Rule 13p-1 and this CMR are the Democratic Republic of Congo (“DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this CMR, unless otherwise defined herein.
Company Overview
PACB is a premier life science technology company that designs, develops, and manufactures advanced sequencing solutions that enable scientists and clinical researchers to improve their understanding of the genome and ultimately, resolve genetically complex problems.
PACB’s products and technology, which primarily consist of PACB’s HiFi long-read sequencing systems, address a broad set of applications including human germline sequencing, plant and animal sciences, infectious disease and microbiology, oncology, and other emerging applications.
PACB’s focus is on creating some of the world's most advanced sequencing systems to provide our customers with the most complete and accurate view of genomes, transcriptomes, and epigenomes.
PACB’s customers include academic and governmental research institutions, commercial testing and service laboratories, genome centers, public health labs, hospitals and clinical research institutes, contract research organizations ("CROs"), pharmaceutical companies, and agricultural companies.
PACB supports the goal of avoiding the use of “conflict minerals” mined from troubled regions in the Covered Countries, the exploitation and trade of which may help finance armed conflict or benefit armed groups. PACB conducted an analysis of its products and determined that certain 3TG Minerals are necessary to the functionality or production of its Sequel II/IIe, Revio, Vega and Onso instruments and related consumables.
Reasonable country of origin inquiry
PACB has conducted a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine if 3TG Minerals used in its products originated in the Covered Countries. The Company’s RCOI process began with an evaluation of its suppliers that provided materials, components or products that became part of products PACB manufactured or contracted to manufacture in 2025, which the Company knew contained or were likely to contain 3TG Minerals. This evaluation consisted of examining internal records such as bills of materials and other product specifications, and performing a qualitative review of purchasing records and/or information provided by the suppliers. Based on its evaluation, the Company then surveyed the suppliers of those materials, components or products which it concluded contained or were likely to contain 3TG Minerals. The suppliers were asked to report on the presence of any 3TG Minerals in the goods sold to PACB. In cases where PACB confirmed that 3TG Minerals were present, it asked the applicable supplier to submit information to PACB about the country of origin of the 3TG Minerals.

Due Diligence
PACB performed due diligence procedures to determine the Conflict Minerals status of the 3TG Minerals used in its products. In conducting its due diligence, PACB applies the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), an internationally recognized due diligence framework. The Company designed its due diligence process, management and measures within the OECD Guidance for a company downstream in the supply chain.
As a company that supplies sequencing systems, PACB is several levels removed from the actual mining of 3TG Minerals. PACB does not make purchases of raw ore or unrefined 3TG Minerals and makes no purchases of 3TG Minerals directly from the Covered Countries.
The following is a summary of the due diligence actions that PACB has taken with regards to the reporting period for which this CMR is submitted:
1.Establish strong company management systems
▪The Company relies on an internal management team and coordinator to ensure compliance with respect to the reporting requirements relating to Conflict Minerals. PACB’s internal management team consists of, or works with, representatives from supply chain and procurement, engineering, legal and finance.
▪The Company defined the scope of its Conflict Minerals due diligence by identifying and reaching out to current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG Minerals.
▪The Company then determined data gathering and assessment procedures to understand the scope of PACB’s supply chain inquiry.
2. Identify and assess risks in the supply chain
▪The Company uses the standard Conflict Minerals Reporting Template established by the Responsible Business Alliance (“RBA”) and Global e-Sustainability Initiative (“GeSI”) for data collection and verification. PACB requested product-level information from its direct suppliers on the parts and products that it purchased from them.
▪The Company increased awareness of PACB’s Conflict Minerals program by providing suppliers with background materials describing the Conflict Minerals rules, leading industry initiatives, Conflict Minerals tracing, reporting requirements, and other guidelines and resources relating to Conflict Minerals.
▪The Company relied on these supplier’s responses to provide PACB with information about the source of Conflict Minerals contained in the components supplied to PACB. PACB’s direct suppliers of components that contain 3TG Minerals are similarly reliant upon information provided to them by their respective suppliers.
▪The Company reviewed and evaluated supplier responses for consistency and completeness and for information regarding the origin of those materials.
3. Design and implement a strategy to respond to identified risks
▪The Company reported the status and findings of PACB’s RCOI and due diligence efforts to its senior management.

▪The Company followed a risk mitigation plan that is consistent with its Conflict Minerals approach: if a smelter or refiner in the supply chain was known to be sourcing Conflict Minerals from a mine within a Covered Country which directly or indirectly finances or benefits armed groups, PACB would consider all available options, including, but not limited to, requesting its suppliers to make changes to its sourcing of those items or changing suppliers.
4. Company use of third-party resources for supply chain due diligence
▪The Company uses resources from the OECD and from the Responsible Minerals Initiative (“RMI”) of the RBA and GeSI, including RMI’s conformant and active smelter lists. The RMI is a global leader for the responsible sourcing of minerals and provides information on conformant and active smelters and refiners, common tools to gather sourcing information, and forums for exchanging best practices on addressing Conflict Minerals.
5. Report annually on supply chain due diligence
▪The Company plans to continue to report annually to the SEC by filing a Form SD and Conflict Minerals Report as required by applicable law.
Findings and Conclusion
PACB sent surveys to the 30 suppliers identified in its due diligence efforts and received responses from 30 suppliers, providing a 100% response rate. Comparable with the prior year, suppliers and manufacturers generally provided facility information at the “Company Level,” which represents the suppliers’ and manufacturers’ entire product lines, and generally did not limit their responses to facility information for covered minerals in products they specifically supply to PACB. As a result, many of these smelters identified by PACB’s suppliers in Company Level declarations may not actually be involved in the products supplied to PACB.
Out of the 30 responses received, 8 of them had an effective date of December 31, 2025 or earlier. Additionally, 4 stated that their products do not contain 3TG Minerals, 4 stated that none of their 3TG Minerals were sourced from Covered Countries, 17 stated that at least some of their 3TG Minerals were sourced from Covered Countries and 5 stated that they were uncertain as to the origin of the 3TG Minerals in their products or did not provide sufficient information to adequately determine the source.
Based on the representations made by its suppliers, PACB does not have sufficient information to determine whether its supply chain is “DRC conflict-free” for the calendar year 2025. PACB has been unable to determine the origin of all 3TG Minerals used in certain integrated circuits and other components used in the manufacturing of its instruments and related consumables. This was due to a lack of information from its suppliers to conclude whether the 3TG Minerals originated in the Covered Countries and, if so, whether the 3TG Minerals were from recycle or scrap sources, were DRC conflict-free, or have not been found to be DRC conflict-free.
Future Steps
PACB is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Guidance. PACB intends to improve upon its processes in working with its suppliers to provide accurate and complete information regarding conflict mineral sourcing.

Additional Risk Factors and Considerations
This CMR contains forward-looking statements relating to actions that PACB may take in the future. Such statements are based on current expectations of PACB management and are neither promises nor guarantees of future performance of the actions. Subsequent events and developments may cause management’s views to change. While PACB may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this report.
The statements above are based on the due diligence performed in good faith by PACB. The statements are all based on information available at the time, and many factors can introduce errors impacting or otherwise affect PACB’s Conflict Minerals status. Some factors could include but are not limited to unavailable supplier data, incomplete supplier data, incomplete smelter data, errors or omissions in supplier or smelter responses, all instances of Conflict Minerals necessary to the functionality or manufacturing of PACB’s products possibly not yet having been identified, public information not discovered during a reasonable search, errors in public data, language barriers and translation, Covered Countries sourced materials being declared secondary materials, companies going out of business, smuggling of Conflict Minerals from the Covered Countries to countries beyond the Covered Countries, and suppliers or smelter operators who are unfamiliar with the Conflict Minerals rules and protocols for responding to requests for information about Conflict Minerals.
Suppliers and manufacturers generally provided facility information at the Company Level, representing the suppliers’ and manufacturers’ entire product lines, and generally did not limit their responses to facility information for covered minerals in products they specifically supply to PACB.
Independent Private Sector Audit
This CMR has not been subject to an independent private sector audit as allowed under Rule 13p-1.